(212) 318-6054

vadimavdeychik@paulhastings.com

December 13, 2019

Ms. Anu Dubey

Mr. Chad D. Eskildsen

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Real Assets Income Fund Inc. (the “Registrant” or the “Acquiring Fund”)
File Number: 333-234454

Dear Ms. Dubey and Mr. Eskildsen:

This letter responds to your comments provided to the undersigned with respect to the Registration Statement on Form N-14 of the Registrant, which was filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2019 (SEC Accession No. 0001193125-19-282083), for the purpose of reorganizing the Brookfield Global Listed Infrastructure Income Fund Inc. (the “Acquired Fund”) into the Brookfield Real Assets Income Fund Inc.

The Registrant’s responses to your comments are reflected below. We have restated your comments for ease of reference. Capitalized terms used herein shall have the same meaning as in the Registration Statement, unless otherwise indicated.

Division of Investment Management Comments

Comment 1: We note that Maryland counsel’s opinion makes the following assumption “[u]pon issuance of any of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter.” Please explain to us why this is an appropriate assumption for counsel to make or revise to remove the assumption.

Response: The language in question has been removed.

Comment 2: In the Q&A section, under the question, “[w]hy is the Reorganization being recommended?,” please add additional disclosure explaining why the Combined Fund should experience an increase in trading volume and liquidity.

Response: The Registrant has added the following disclosure: “…[t]he bid-ask spread is wider for INF compared to RA, and the trading volume is lower for INF. Brookfield believes that

INF’s size is a factor impacting its bid-ask spread and lower trading volume. By combining both Funds, Brookfield believes that the Combined Fund will have better trading volume that may result in a tighter bid-ask spread. In addition, Brookfield believes that the Reorganization will eventually narrow the discount to net asset value in the Combined Fund; a larger fund that is more liquid, with a lower expected volatility profile than INF, should trade at a narrower discount.”

Comment 3: In the Q&A section, under the question, “[h]ow will the Reorganization affect the fees and expenses of the Funds?,” please revise the response to show the fees including leverage and have that illustration come before the fees without leverage illustration.

Response: The Registrant has revised the relevant disclosure to read:

Following the consummation of the Reorganization, the total annual operating expense ratio of the Combined Fund is expected to be lower than the current total annual operating expense ratio for INF, and modestly lower or at least equivalent to RA’s current expense ratio. For the twelve (12) month period ended June 30, 2019, the total annual operating expense ratios (including the costs of leverage) for RA and INF were 2.67% and 3.15%, respectively. For the same period, the total annual operating expense ratios (excluding the costs of leverage) for RA and INF were 1.64% and 1.87%, respectively. If the Reorganization had been in effect for the twelve (12) month period ended June 30, 2019, the estimated total annual operating expense ratios on a pro forma basis for the Combined Fund would have been 2.65% (including the costs of leverage) and 1.64% (excluding the costs of leverage), representing a reduction in the current total annual operating expense ratio for INF of 0.23%, and modestly lower or at least equivalent to RA’s current total annual operating expense ratio. The pro forma expense ratios have been adjusted to reflect a reduction in INF’s portfolio leverage to maintain approximately the same portfolio leverage currently in RA’s portfolio, following the closing date of the Reorganization (the “Closing Date”).

This change has been made globally, as applicable.

Comment 4: In the Q&A section, under the question, “[w]ho will pay for the costs associated with the Special Meeting and the Reorganization?,” please revise the response to be consistent with the question.

Response: The Registrant has revised the relevant disclosure to read: “…the costs associated with the Special Meeting and Reorganization, including the costs associated with Issuance of RA common shares, will be paid by the Funds in proportion to their average net assets. Such costs are estimated to be $600,000 in the aggregate, of which $109,622 is estimated to be allocable to INF and $490,378 is estimated to be allocable to RA (based on average net assets as of June 30, 2019). As noted above, it is not anticipated that it will be necessary to reposition the Funds’ portfolios in anticipation of the Reorganization. However, to the extent there are transaction costs associated with portfolio repositioning prior to the Reorganization, such costs will be borne by the respective Fund. To the extent there are transaction costs associated with portfolio repositioning after the Reorganization, such costs will be borne by the Combined Fund.”

Comment 5: On page ii of the Joint Proxy Statement/Prospectus, prior to the Table of Contents, please revise the following language to note that RA as it currently exists is also the “Acquiring Fund”: “[f]or purposes of this Joint Proxy Statement/Prospectus, RA as it would exist after the Reorganization is referred to as the ‘Combined Fund’ or the ‘Acquiring Fund.’…”

Response: The Registrant revised the relevant disclosure to read: “[f]or purposes of this Joint Proxy Statement/Prospectus, RA as it would exist after the Reorganization is referred to as the ‘Combined Fund’ and as it currently exists, the ‘Acquiring Fund.’”

Comment 6: Under Proposal 2, please expand the disclosure to note additional reasons as to why the Reorganization will benefit RA stockholders.

Response: The Registrant has added the following disclosure: “…the RA Board reviewed data presented by the Adviser showing that RA will not experience an increase in the total expense ratio as a result of the proposed Reorganization. In addition, the Board considered that the Reorganization will result in a larger fund that is more liquid, with a lower expected volatility profile than INF, and which should trade at a narrower discount. If the Reorganization is consummated, the Board also considered that the Combined Fund will maintain RA’s management fee rate of 1.00% of RA’s Managed Assets.”

Comment 7: Please revise the heading on page 5 to Read “Principal Risks.”

Response: The Registrant has made the requested change.

Comment 8: Please confirm whether Temporary Defensive Strategies Risk is also applicable to RA. If so, please make corresponding changes.

Response: The Registrant confirms that Temporary Defensive Strategies Risk is also applicable to RA, and has made the corresponding changes.

Comment 9: In footnote 3 to the Expense Table for Stockholders, please define “Managed Assets.”

Response: The Registrant revised the relevant disclosure to read: “[t]he contractual advisory fees of INF, RA and the Combined Fund is 1.00% of each Fund’s average daily net assets, plus the amount of any borrowings for investment purposes (‘Managed Assets’).”

Comment 10: Please reconcile the paragraph that comes immediately before the Example table and the paragraph immediately after the Example table.

Response: The Registrant has deleted the paragraph immediately after the Example table.

Comment 11: Please revise the table on page 67 to note that the Annual Advisory Fee-Contractual Rate is a percentage of the Fund’s average daily Managed Assets.

Response: The Registrant has made the requested change.

Comment 12: Please confirm that the Statement of Additional Information will be mailed to stockholders. If not, please add the Reorganization Agreement as an Appendix to the Proxy Statement.

Response: The Registrant confirms that the Reorganization Agreement has been added as an appendix to the Proxy Statement.

Comment 13: Please clarify the language on page 89 relating to the power to adjourn the Special Meeting or in the alternative, if the proposal to adjourn the Special Meeting is to be submitted to stockholders for consideration then add as an additional proposal to the Proxy Statement.

Response: The Registrant revised the relevant disclosure to read: “[i]n the event that a quorum shall not be present at the Special Meeting or in the event that a quorum is present but sufficient votes to approve the Proposals are not received, the Chairman of the Special Meeting shall have the power to adjourn the Special Meeting from time to time to a date not more than 120 days after the original record date without notice other than announcement at the Special Meeting and without setting a new record date for the Special Meeting.”

Comment 14: Please add disclosure to note that the Combined Fund will limit its investments in industries other than the real estate industry so as to not exceed 25% of its total assets for each such industry.

Response: The Registrant has made the requested change.

Chief Accountant’s Office Comments

Comment 1: In the Expense Table for Stockholders, please revise the title “Pro forma Combined Fund” to read “RA Pro forma Combined Fund.”

Response: The Registrant has made the requested change.

Comment 2: Please confirm that the total annual operating expenses for each of the Acquiring and the Acquired Fund are still current.

Response: Confirmed.

Comment 3: Footnote 6 to the Expense Table for Stockholders does not appear anywhere in the Table. Please confirm whether footnote 6 should be included.

Response: The Registrant has added footnote 6 to the Expense Table for Stockholders, which was inadvertently omitted from the initial filing.

Comment 4: In the Example, please round all dollar amounts to the nearest dollar.

Response: The Registrant has made the requested change.

Comment 5: In the Capitalization Table, please include pro forma adjustments to reflect the reorganization costs for the Combined Fund.

Response: The Registrant has made the requested change.

Comment 6: On page 83 of the Registration Statement, please confirm the percentage of the securities held by INF that will be sold following the Reorganization.

Response: The Registrant has revised the relevant disclosure to read: “[t]o the extent that INF’s portfolio securities are sold in connection with the Reorganization prior to such Reorganization closing, INF may realize gains or losses, which may increase or decrease the net capital gain or net investment income to be distributed by INF. The Adviser expects that such repositioning will create income growth potential and increase capital appreciation potential for the Combined Fund. However, it is not anticipated that it will be necessary to materially reposition the Funds’ portfolios outside the normal course of trading in connection with the Reorganization. To the extent there are transaction costs associated with portfolio repositioning prior to the Reorganization, such costs will be borne by the respective Fund. To the extent there are transaction costs associated with portfolio repositioning after the Reorganization, such costs will be borne by the Combined Fund.”

Comment 7: On page 83 of the Registration Statement, please disclose the dollar amount of any capital loss carryforwards that will be acquired by the Acquiring Fund.

Response: The Registrant has made the requested change.

Comment 8: In Appendix A, please include “Pro forma” in each title.

Response: The Registrant has made the requested change.

Comment 9: In Appendix A, the section titled “Statement of Assets and Liabilities” should include adjustments for the costs associated with the Reorganization.

Response: The Registrant has made the requested change.

Comment 10: In Appendix A, under the section titled “Statement of Operations,” the line item titled “Registration Fees” does not include a footnote explaining the applicable adjustment. Please revise the Statement of Operations to include the corresponding footnote.

Response: The Registrant has made the requested change.

Comment 11: Please add disclosure to the section titled “Notes to Pro forma Condensed Combined Financial Statements” to note any limitations on behalf of the Acquiring Fund to acquire the capital loss carryforwards of the Acquired Fund.

Response: The Registrant has made the requested change.

Comment 12: Please add disclosure to the section titled “Notes to Pro forma Condensed Combined Financial Statements” disclosing the expenses associated with the Reorganization and the basis on which such expenses will be allocated to each Fund.

Response: The Registrant has made the requested change.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik

for PAUL HASTINGS LLP

cc: Thomas D. Peeney, Esq., Brookfield Asset Management Inc.